# Form 604

Corporations Act 2001
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme: MOKO SOCIAL MEDIA LIMITED

ACN/ARSN: 111 082 485

**1. Details of substantial holder(1)**

Name: PETER YATES

ACN/ARSN (if applicable): N/A

There was a change in the interests of the substantial holder on: 24/12/2014

The previous notice was given to the company on: 09/01/2014

The previous notice was dated: 09/01/2014

**2. Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| ORDINARY SHARES | 43,472,926 | 8.98% of 483,840,104 | 48,163,402 | 7.98% of 603,899,266 |
| | | | | |

**3. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| * | REFER TO APPENDIX 1 | | | | |
| | | | | | |
| | | | | | |

**4. Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| * | REFER TO APPENDIX 2 | | | | |
| | | | | | |
| | | | | | |

**5. Changes in association**

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| | |
| | |

**6. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| P&S YATES HOLDINGS P/L | PO BOX 191 FLINDERS LANE VIC 3009 |
| ROADKNIGHT INVESTMENTS (AUSTRALIA) P/L | PO BOX 191 FLINDERS LANE VIC 3009 |

## Signature

print name PETER YATES capacity DIRECTOR

sign here date 5 / 2 / 15

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

## Form 604

Corporations Act 2001
Section 671 B

## Notice of change of interests of substantial holder

### APPENDIX 1

3. Changes in relevant interests

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 14/01/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 150,000 shares as result of the exercise of options | Nil | 150,000 fully paid ordinary shares | 150,000 |
| 22/01/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 686,215 shares as result of the exercise of options | Nil | 686,215 fully paid ordinary shares | 686,215 |
| 28/01/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 400,000 shares as result of the exercise of options | Nil | 400,000 fully paid ordinary shares | 400,000 |
| 30/01/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 2,000,000 shares as result of the exercise of options | Nil | 2,000,000 fully paid ordinary shares | 2,000,000 |
| 17/02/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 2,581 shares as result of the exercise of options | Nil | 2,581 fully paid ordinary shares | 2,581 |
| 19/03/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 75,000 shares as result of the exercise of options | Nil | 75,000 fully paid ordinary shares | 75,000 |

| | | | | | |
|---|---|---|---|---|---|
| 28/03/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 778,852 shares as result of the exercise of options | Nil | 778,852 fully paid ordinary shares | 778,852 |
| 4/04/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from placement of 38,100,000 shares to qualified institutional and sophisticated investors | Nil | 38,100,000 fully paid ordinary shares | 38,100,000 |
| 4/04/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Acquisition of 1,190,476 shares purchased in placement offer | $249,999.96 | 1,190,476 fully paid ordinary shares | 1,190,476 |
| 11/04/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 250,000 shares as result of the exercise of options | Nil | 250,000 fully paid ordinary shares | 250,000 |
| 23/04/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 600,000 shares as result of the exercise of options | Nil | 600,000 fully paid ordinary shares | 600,000 |
| 9/05/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 350,000 shares as result of the exercise of options | Nil | 350,000 fully paid ordinary shares | 350,000 |
| 15/05/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 2,500,000 shares as repayment of director loan provided by Mr Hans De Back | Nil | 2,500,000 fully paid ordinary shares | 2,500,000 |
| 19/05/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 83,333 shares as result of the exercise of options | Nil | 83,333 fully paid ordinary shares | 83,333 |

| | | | | | |
|---|---|---|---|---|---|
| 30/05/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 350,000 shares as result of the exercise of options | Nil | 350,000 fully paid ordinary shares | 350,000 |
| 12/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Disposal of 250,000 ordinary fully paid shares | $52,632.34 | 250,000 fully paid ordinary shares | (250,000) |
| 13/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 6,250,000 shares as result of the exercise of options | Nil | 6,250,000 fully paid ordinary shares | 6,250,000 |
| 13/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Acquisition of 1,000,000 shares as result of the exercise of options | $42,000.00 | 1,000,000 fully paid ordinary shares | 1,000,000 |
| 13/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Disposal of 250,000 ordinary fully paid shares | $52,137.50 | 250,000 fully paid ordinary shares | (250,000) |
| 16/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Disposal of 250,000 ordinary fully paid shares | $52,670.00 | 250,000 fully paid ordinary shares | (250,000) |
| 17/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Disposal of 250,000 ordinary fully paid shares | $53,569.77 | 250,000 fully paid ordinary shares | (250,000) |
| 18/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 5,250,000 shares as result of the exercise of options | Nil | 5,250,000 fully paid ordinary shares | 5,250,000 |

| | | | | | |
|---|---|---|---|---|---|
| 18/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Acquisition of 1,000,000 shares as result of the exercise of options | $120,000.00 | 1,000,000 fully paid ordinary shares | 1,000,000 |
| 18/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Disposal of 250,000 ordinary fully paid shares | $52,375.00 | 250,000 fully paid ordinary shares | (250,000) |
| 19/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Disposal of 250,000 ordinary fully paid shares | $52,500.00 | 250,000 fully paid ordinary shares | (250,000) |
| 23/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Acquisition of 3,000,000 shares as result of the exercise of options | $360,000.00 | 3,000,000 fully paid ordinary shares | 3,000,000 |
| 25/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 5,000,000 shares as result of the exercise of options | Nil | 5,000,000 fully paid ordinary shares | 5,000,000 |
| 27/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 500,000 shares in consideration for consulting services provided by Proventures Marketing LLC and Mr Patrick McGee | Nil | 500,000 fully paid ordinary shares | 500,000 |
| 30/06/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 2,687,006 shares as result of the exercise of options | Nil | 2,687,006 fully paid ordinary shares | 2,687,006 |
| 1/07/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 44,000,000 shares as result NASDAQ IPO | Nil | 44,000,000 fully paid ordinary shares | 44,000,000 |

| | | | | | |
|---|---|---|---|---|---|
| 8/07/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 450,000 shares as result of the exercise of options and issue of 2,000,000 shares to EAS Advisors LLC | Nil | 2,450,000 fully paid ordinary shares | 2,450,000 |
| 15/07/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 53,912 shares as result of the exercise of options | Nil | 53,912 fully paid ordinary shares | 53,912 |
| 12/08/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 200,000 shares as result of the exercise of options | Nil | 200,000 fully paid ordinary shares | 200,000 |
| 12/09/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 1,000,000 shares as result of the exercise of options | Nil | 1,000,000 fully paid ordinary shares | 1,000,000 |
| 28/11/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 100,000 shares as result of the exercise of options | Nil | 100,000 fully paid ordinary shares | 100,000 |
| 13/12/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 1,242,263 shares as part of consideration for Tagroom Pty Ltd acquisition | Nil | 1,242,263 fully paid ordinary shares | 1,242,263 |
| 24/12/2014 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund<br><br>Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | Dilution from issue of 2,000,000 shares as result of the exercise of options | Nil | 2,000,000 fully paid ordinary shares | 2,000,000 |

Form 604

Corporations Act 2001
Section 671 B

**Notice of change of interests of substantial holder**

## APPENDIX 2

4. Present relevant interests

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund | National Nominees Limited A/C 20767-11 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund | Have power to control the exercise of a power to dispose of the securities (s608(1) of Corporations Act) | 14,127,715 fully paid ordinary shares | 14,127,715 votes |
| Roadknight Investments (Australia) Pty Limited as trustee for Yates Family Trust | National Nominees Limited A/C 20767-11 | N/A | Have power to control the exercise of a power to dispose of the securities (s608(1) of Corporations Act) | 34,035,687 fully paid ordinary shares | 34,035,687 votes |
| Peter Yates | National Nominees Limited A/C 20767-11 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund and Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust | >20% voting power in P&S Yates Holdings Pty Ltd and Roadknight Investments (Australia) Pty Ltd | 48,163,402 fully paid ordinary shares | 48,163,402 votes |
| Susan Yates | National Nominees Limited A/C 20767-11 | P&S Yates Holdings Pty Ltd as trustee for PW Yates Investments Pty Ltd Superannuation Fund and Roadknight Investments (Australia) Pty Ltd as trustee for Yates Family Trust | >20% voting power in P&S Yates Holdings Pty Ltd and Roadknight Investments (Australia) Pty Ltd | 48,163,402 fully paid ordinary shares | 48,163,402 votes |